SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF FEBRUARY 2023

 FORM 6-K

COMMISSION FILE NUMBER  1-15150

 The Dome Tower

Suite 3000, 333 – 7th Avenue S.W.

Calgary, Alberta

Canada T2P 2Z1

(403) 298-2200

US Bank Tower

Suite 2200, 950 – 17th Street

Denver, Colorado

United States of America 80202-2805

(720) 279-5500

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or  Form 40-F.

Form 20-F ☐	Form 40-F ☒

 EXHIBIT INDEX

EXHIBIT 99.1 -	News Release Dated February 23, 2023 - Enerplus Announces 2022 Year End Reserves Results

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS CORPORATION

BY:	/s/	David A. McCoy
David A. McCoy
Vice President, General Counsel & Corporate Secretary

DATE: February 23, 2023